Mail Stop 3010

January 22, 2010

Mr. William R. Norton
Executive Vice President
PureSpectrum, Inc.
340 Eisenhower Dr.
Building 600, Suite 610
Savannah, Georgia 31406

      **Re:    PureSpectrum, Inc.**
               **Item 4.01 Form 8-K**
               **Filed January 21, 2010**
               **File No. 000-53015**

Dear Mr. Norton:

      We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments.  Feel free to contact us at the number listed at the end of this letter.

Item 4.01 Form 8-K Filed May 28, 2009

1.      Please amend the report to include all of the information required by Item 304 of Regulation S-K.  Specifically, Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's reports.

2.      The disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  Include an updated letter from the former accountants addressing the revised disclosures in the amendment.

As appropriate, please amend your filing and respond to these comments via EDGAR within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,


Jonathan Wiggins
Staff Accountant